UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

September 30, 2023

Social Investment Holdings, Inc.
(Exact name of issuer as specified in its charter)

Florida	81-5142220
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

2121 SW 3rd Ave., Suite 601, Miami, FL 33129

(Full mailing address of principal executive offices)

(305) 351-2407

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company was formed in 2017 and is seeking development and expansion capital in order to create a network of businesses and services focused on and directed to minorities in the United States and natives of Sub-Sahara Africa. In fact, the Company’s business operations are almost totally dependent on the relative success of its efforts to raise capital.

The Company’s financial situation to date is, in management’s view, not reflective of what management expects the Company’s financial situation to be after the successful efforts to raise capital.

The 5 definitive joint venture agreements have not been negotiated. The definitive joint venture agreements will be negotiated with some or all of the individual joint venturers once the Company raises adequate funds. There will be specific operating plans and shareholder agreements with each of the joint ventures, including conditions under which the joint ventures would be structured to expand when financially able to do so. The funds contributed by the Company into the joint ventures are not expected to generate dividends initially. However, there are expected to be (i) fees paid to the Company from the joint venture companies, once financial conditions allow, and (ii) participation (in due course) in the equity of the joint venture companies.

The businesses and services the Company anticipates pursuing continue to depend heavily on the level of capital raised. Based on the amount of capital raised, the Company anticipates using the proceeds of a capital raise in a linear progression as funds are raised to execute its business plan.

Liquidity and Capital Resources

The Company, as it has done since its inception, continues to operate solely by receiving loans for start-up and development. Some of these financial agreements may be considered related party transactions.

If the Company does not raise a minimum amount of funding, it is unlikely the Company will have the liquidity to remain a going concern.

Plan of Operations

The Company's activities have been limited since its inception. The Company’s president has continued to build on the relationships with the potential joint venture partners. The Company has secured additional loans to cover nominal operating expenses. Additional time continues to be contributed to developing business relationships and strategy development for investment targets and raising capital.

The Company’s action plans geared to raising capital continue to be viable. The Company will structure its operations based on both the amount of capital raised and the timing of the receipt of the proceeds. The Company, assuming adequate funding is raised, will devote a significant portion of its day-to-day operations to marketing, recruiting and retaining key personnel as well as creating a variety of unique products and services tailored to target markets in Sub-Sahara Africa and the U.S.

Upon the receipt of a minimum funding level of $1,000,000, the Company's operations would be limited to the Company’s smaller joint venture projects. However, the Company also believes it will be able to secure additional assets. The additional assets could give the Company the ability to fund more of the Company’s additional prospective joint ventures.

Item 2. Other Information

None

Item 3. Financial Statements

See Below

Item 4. Exhibits

None

2

F-1

SOCIAL INVESTMENT HOLDINGS, INC.

Condensed Balance Sheets

	September 30, 2023	March 31, 2023
ASSETS	(unaudited)
CURRENT ASSETS
Cash	$7,366	$40,943
Prepaid expenses and other current assets	47,000	47,000
Total current assets	54,366	87,943

FIXED ASSETS
Land	288,950	288,950
Total fixed assets	288,950	288,950
Total Assets	$343,316	$376,893

LIABILITIES AND STOCKHOLDER’S EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses	$1,221,500	$1,238,500
Convertible notes payable and accrued interest, net of discount	1,249,833	1,143,323
Convertible line of credit and accrued interest, net of discount	416,424	389,362
Total current liabilities	2,866,257	2,771,185
Total Liabilities	2,616,937	2,771,185

Commitments and contingencies

STOCKHOLDER’S EQUITY
Common stock, $0.0001 par value, authorized 100,000,000 shares;7,500,000 issued and outstanding	750	750
Additional paid-in capital	1,122,120	1,122,120
Accumulated deficit	(3,645,812)	(3,517,162)
Total stockholders’ equity	(2,522,942)	(2,394,292)
Total Liabilities and Stockholder’s Equity	$343,316	$376,893

The accompanying notes are an integral part of the condensed financial statements.

F-2

SOCIAL INVESTMENT HOLDINGS, INC.

Condensed Statement of Operations

For the Six Months, Ended September 30,

(unaudited)

	2023	2022

REVENUES	$-	$-
OPERATING EXPENSES:
General and administrative expenses	15,672	52,610
Total expenses	15,672	52,610

OTHER (INCOME) EXPENSE
Interest income	(19,123)	(8,267)
Interest expense	132,101	190,402
Reserve for bad debt	47,778	18,267

Total other (income) expense	112,978	200,402

Net loss before income taxes	(128,650)	(253,012)
Income taxes	-	-

Net loss	$(128,650)	$(253,012)

Net loss per weighted average common share	($0.02)	($0.03)

Number of weighted average common shares outstanding	7,500,000	7,500,000

The accompanying notes are an integral part of the condensed financial statements.

F-3

SOCIAL INVESTMENT HOLDINGS, INC.

 Statement of Stockholders’ Equity (Deficit)

	Number of Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity

BALANCE, April 1, 2022	7,500,000	$750	$1,096,371	$(3,065,220)	$(1,968,099)
Beneficial conversion rights in connection with issuance of convertible notes	-	-	25,749	-	25,749
Net loss	-	-	-	(451,942)	(451,942)

Balance, March 31, 2023	7,500,000	750	1,122,120	(3,517,162)	(2,394,292)

Net loss	-	-	-	(128,650)	(128,650)

Balance, September 30, 2023 (unaudited)	7,500,000	$750	$1,122,120	$(3,645,812)	$(2,522,942)

The accompanying notes are an integral part of the condensed financial statements.

F-4

SOCIAL INVESTMENT HOLDINGS, INC.

Condensed Statement of Cash Flows

For the Six Months, Ended September 30,

(unaudited)

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(128,650)	$(253,012)
Adjustments to reconcile net loss to net cash used by operating activities:
Amortization of debt discount	11,821	118,938
Reserve for bad debt	47,778	18,267
Changes in operating assets and liabilities
Decrease in accounts payable and accrued expenses	(17,000)	-
Increase in accrued interest receivable	(19,127)	(8,267)
Increase in accrued interest payable	72,501	71,464

Net cash used by operating activities	(32,677)	(52,610)

CASH FLOWS FROM INVESTING ACTIVITIES:
Loans and advances to related party	(29,650)	(10,000)
Repayment of loans and advances to related party	1,000	-

Net cash provided (used) by investing activities	(28,650)	(10,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of related party loans payable	-	-
Proceeds from third party loans and advances payable	27,750	25,749

Net cash provided by financing activities	27,750	25,749

Net increase (decrease) in cash	(33,577)	(38,861)

CASH, beginning of period	40,943	122,486

CASH, end of period	$7,366	$85,625
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$-	$-
Taxes	$-	$-

The accompanying notes are an integral part of the condensed financial statements.

F-5

SOCIAL INVESTMENT HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

(Information with respect to the Six Months Ended September 30, 2023 is unaudited)

(1) NATURE OF OPERATIONS

Social Investments Holdings, Inc. (“SIH”) is a Florida chartered corporation which conducts business from its headquarters in Miami, Florida. We intend to enter into various joint ventures principally with minority owned businesses. SIH was incorporated on January 31, 2017, and has elected March 31 as its fiscal year end.

(2) SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation The accompanying condensed interim financial statements have been prepared without audit in accordance with Generally Accepted Accounting Principles ("GAAP") in the United States of America ("U.S.") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). In our opinion, the accompanying unaudited interim financial statements contain all adjustments (which are of a normal recurring nature) necessary for a fair presentation.

(b) Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(c) Cash and Cash Equivalents For purposes of the statement of cash flows, the Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents. We had no financial instruments that qualified as cash equivalents at September 30, 2023 or March 31, 2023.

(d) Receivables and Allowance for Doubtful Accounts The company evaluates the collectability of our loans and line of credit receivables based on a combination of factors. Collection risks are mitigated by ongoing credit evaluation of the debtors; and the frequent contact by us with our debtors enables us to monitor changes in business operations and to respond accordingly. Allowances for doubtful accounts are recognized based on the length of time the receivables are outstanding, the current business environment and historical experience.

( e) Property and equipment All property and equipment are recorded at cost and depreciated over their estimated useful lives, using the straight-line method. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from their respective accounts, and the resulting gain or loss is included in the results of operations. Repairs and maintenance charges, which do not increase the useful lives of the assets, are charged to operations as incurred.

(f) Financial Instruments and Fair Value Measurements ASC 825-10 “Financial Instruments”, allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable, unless a new election date occurs. If the fair value option is elected for an instrument, unrealized gains and losses for that instrument should be reported in earnings at each subsequent reporting date. The Company did not elect to apply the fair value option to any outstanding instruments.

ASC 825 also requires disclosures of the fair value of financial instruments. The carrying value of the Company’s current financial instruments, which include cash and cash equivalents, accounts payable and accrued liabilities approximates their fair values because of the short-term maturities of these instruments.

FASB ASC 820 “Fair Value Measurement” clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. It also requires disclosure about how fair value is determined for assets and liabilities and establishes a hierarchy for which these assets and liabilities must be grouped, based on significant levels of inputs as follows:

F-6

SOCIAL INVESTMENT HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

(2) SIGNIFICANT ACCOUNTING POLICIES, continued

(f) Financial Instruments and Fair Value Measurements, continued

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability.

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

(g) Related Party Transactions All transactions with related parties are in the normal course of operations and are measured at the exchange amount.

(h) Revenue Recognition The Company adopted Accounting Standards Codification, (“ASC”), 606, “Revenue from Contracts with Customer” on January 1, 2018. This revenue recognition standard has a five-step process: a) Determine whether a contract exists; b) Identify the performance obligations; c) Determine the transaction price; d) Allocate the transaction price; e) Recognize revenue when (or as) performance obligations are satisfied. The Company’s financial statements are prepared under the accrual method of accounting. Revenues will be recognized when pervasive evidence of an arrangement exists, services have been rendered (product delivered), the sales price is fixed or determinable, and collectability is reasonably assured. This occurs only when the product(s) is ordered and subsequently delivered.

(i) Income Taxes Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income, and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the consolidated financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB ASC 740. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the positions will be sustained upon examination by the tax authorities.

As of September 30, 2023, the tax years 2023, 2022, and 2021 for the Company remain open for IRS audit. The Company has received no notice of audit or any notifications from the IRS for any of the open tax years.

(j) Net loss per share Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that shared in the earnings of the Company. Diluted loss per share is computed by dividing the loss available to stockholders by the weighted average number of shares outstanding for the period and dilutive potential shares outstanding unless consideration of such dilutive potential shares would result in anti-dilution. There were no dilutive common stock equivalents for the six ended September 30, 2023 and 2023.

(k) Recent Accounting Pronouncements The Company has considered recent accounting pronouncements during the preparation of these financial statements.

F-7

SOCIAL INVESTMENT HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

(3) LIQUIDITY AND GOING CONCERN CONSIDERATIONS

The accompanying interim condensed financial statements have been prepared assuming that the Company will continue as a going concern. The Company’s financial position and operating results raise substantial doubt about the Company’s ability to continue as a going concern, as reflected by the net loss of approximately $.1 million, accumulated deficit of approximately $3.5 million through September 30, 2023, and a deficiency in working capital of approximately $2.8 million at September 30, 2023. The ability of the Company to continue as a going concern is dependent upon commencing operations, developing sales and obtaining additional capital and financing. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. The Company is currently seeking additional capital to allow it to grow its operations.

(4) SHORT TERM ADVANCES TO RELATED PARTY

During the year ended March 31, 2022, the Company advanced $2,510 to a related party with no stated interest rate or maturity. $5,472 remains outstanding at September 30, 2023. The Company has established a 100% reserve for these advances.

(5) SHORT TERM LOANS TO RELATED PARTY

The Company has four notes receivable from a single related party. These notes carry a 10% interest rate and the maturities have been extended to June 30, 2024. At September 30, 2023, the principal amounts outstanding are $18,620, $22,500, $62,000 and $18,000, with accrued interest of $23,010, $15,769, $39,846 and $21,711. The Company has established a 100% reserve for these notes receivable.

(6) OTHER CURRENT ASSETS

At September 30, 2023, the Company has a deposit towards a joint venture in the amount of $47,000.

(7) FIXED ASSETS

On June 6. 2017, SIH entered into an amended agreement to acquire a historic landmark property located in Cedar Key, FL. The Company intends to form a new entity wholly-owned to establish and operate a “bed and breakfast” on this property. On April 21, 2021, the company closed on the $288,950 purchase of this property.

(8) LONG TERM LINE OF CREDIT TO RELATED PARTY

Since inception SIH has provided a short-term line of credit facility (“Line”) to a related party. This Line carries a 10% interest rate on amounts drawn and had a maturity of December 31, 2017. The maturity date has been extended to June 30, 2024.In the six months ended September 30, 2023, SIH advanced $41,700 on this line and was repaid $1,000. At September 30, 2023, the balance outstanding was $290,805, with accrued interest of $120,063. The Company has established a 100% reserve for this line of credit.

(9) CONVERTIBLE REDEEMABLE PROMISSORY NOTES

The Company has issued 28 Convertible Redeemable Notes with seven third parties for a total of $843,250 which carry a 10% rate of interest. The notes are convertible into shares of our common stock at a 60% discount to the trading price of the then quoted market price of the common stock at the time of conversion. All 28 of these have maturity date extended to June 30, 2024.

F-8

SOCIAL INVESTMENT HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

(9) CONVERTIBLE REDEEMABLE PROMISSORY NOTES, continued

In the event of default, the default conversion rate becomes a 65% discount to the trading price of the quoted market price of the common stock.

At September 30, 2023, accrued interest totals $382,807.

Because there was no market price for our common stock on the date of the note issuances, we recognized a beneficial conversion feature of $807,200 as a discount on the notes. The discount was being amortized as additional interest over the life of the note. At September 30, 2022, there is no remaining unamortized discount.

We evaluated the conversion features embedded in the notes payable described above for derivative accounting in accordance with ASC 815-40, Derivatives and Hedging embedded in the notes payable for derivative accounting in accordance with the criteria for classification within shareholders’ equity.

(10) CONVERTIBLE REDEEMABLE LINE OF CREDIT

During the year ended March 31, 2023, SIH received a Convertible Redeemable Line of Credit from a single third party in the total face amount of $330,000. The line of credit carries an 18% interest rate and a maturity of February 28, 2023, which has been extended to June 30, 2024. As of September 30, 2023, SIH has drawn $299,870 on this line of credit. At September 30, 2023, $116,554 interest has been accrued.

Because there was no market price for our common stock on the date of the note issuances, we recognized a beneficial conversion feature of $299,870 as a discount on the notes. The discount was being amortized as additional interest over the life of the note. At September 30, 2023, the unamortized discount is $0.

We evaluated the conversion features embedded in the notes payable described above for derivative accounting in accordance with ASC 815-40, Derivatives and Hedging embedded in the notes payable for derivative accounting in accordance with the criteria for classification within shareholders’ equity.

(11) RELATED PARTY TRANSACTIONS

a) Short term line of credit and loans to related parties We have provided loans, advances and a credit facility to related parties. See Notes (4), (5) and (6).

(12) STOCKHOLDERS EQUITY

At September 30, 2023 and March 31, 2023, we have 100,000,000 shares of par value $0.0001 common stock authorized and 7,500,000 issued and outstanding.

(13) FINANCIAL INSTRUMENTS

(a) Currency Risk We expect to be exposed to currency risk on its joint venture investments denominated in currencies other than the U.S. dollar. We expect to actively manage these risks by adjusting its pricing to reflect currency fluctuations and purchasing foreign currency at advantageous rates.

F-9

SOCIAL INVESTMENT HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

(13) FINANCIAL INSTRUMENTS, continued

(b) Liquidity Risk Liquidity risk is the risk that we will not be able to meet our obligations associated with financial liabilities. We rely on cash flows generated from operations, as well as injections of capital through the issuance of the Company's capital stock to settle its liabilities when they become due.

(c) Interest Rate Risk We are not exposed to significant interest rate risk due to the short-term maturities of our financial assets and liabilities.

(14) CONCENTRATIONS OF CREDIT RISK

a) Cash We maintain our cash in bank deposit accounts, which may, at times, may exceed federally insured limits. We did not have cash balances in excess of FDIC insured limits at September 30, 2023 and March 31, 2023.

(15) COMMITMENTS AND CONTINGENCIES

a) Other From time to time we may be subject to asserted claims and liabilities that arise in the ordinary course of business. We intend to maintain insurance policies to mitigate potential losses from these actions. In the opinion of management, the amount of the ultimate liability with respect to those actions will not materially affect our financial position or results of operations.

(16) MATERIAL CONTRACTS

SIH has entered into the following agreements. The formation of some or all of the joint venture entities described below are conditional upon SIH obtaining sufficient funding from a contemplated initial public offering of securities of up to $25,000,000:

In March 2023, SIH entered into an agreement with Africo American Inc LLC (AAI) to form a joint venture majority owned by SIH with minority ownership by AAI to economically contribute to racial harmony. The joint venture is expected to serve as the foundation for significant Black and Hispanic ownership in the USA and sub-Saharan Africa of the abundant mining and other natural resources that in the past, have not contributed significantly to a better quality of life for the previously disadvantaged.

In August 2022, SIH entered into an agreement with Sovereign Asset Management (SAM) and with Blackstar Management (BM) to form a joint venture majority owned by SIH with minority ownership by both BM and SAM, the joint venture is expected to offer potential investors who would rather have a private equity return instead of the return of a holding company, that opportunity.

In August 2022, SIH entered into an agreement with Land America Holdings and Investment Group LLC (LAH) to form a joint venture majority owned by SIH with minority ownership by LAH to use its creative development, financing, and construction expertise to provide new access to both commercial and residential projects in redeveloping areas. SIH intends to develop the Rosewood property it owns through this joint venture.

In August 2022, SIH entered into an agreement with Fedwel, LLC to form a joint venture majority owned by SIH with minority ownership by Fedwel as a vehicle for taking advantage of the African Growth and Opportunity Act, (AGOA), a program of the United States government, designed to help African companies access the U. S. markets.

In May 2022, SIH entered into an agreement with LL Burge & Associates, LLC (LBA) to form a joint venture majority owned by SIH with minority ownership by LBA to pursue domestic semi-conductor production framework as a result of the CHIPS Act.

In June 2017, SIH entered into an agreement with Dunns-Josaphine, LLC to form a new entity designed to finance the development/renovation/operation of an existing historic landmark hotel in Miami, FL. SIH committed to invest $500,000 for a 25% ownership interest in the joint venture.

F-10

SOCIAL INVESTMENT HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

(17) COVID-19 PANDEMIC AND VARIANTS

The full extent to which the COVID-19 pandemic may directly or indirectly impact our business, results of operations and financial condition, will depend on future developments that are uncertain, including as a result of new information that may emerge concerning COVID-19 and the actions taken to contain it or treat COVID-19, as well as the economic impact on local, regional, national and international customers and markets. We have made estimates of the impact of COVID-19 within our financial statements, and although there is currently no major impact, there may be changes to those estimates in future periods.

F-11

SIGNATURES

Pursuant to the requirements of Regulation A, the Issuer has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Social Investment Holdings, Inc.

Date: December 27, 2023	By:	/s/ John E. Oxendine
Principal Executive Officer

Pursuant to the requirements of Regulation A, this Report has been signed below by the following persons on behalf of the Issuer and in the capacities and on the dates indicated.

Date: December 27, 2023	By:	/s/ John E. Oxendine
Principal Executive Officer

3